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            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549


                          FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                               Commission File Number 1-8159

                               BURLINGTON NORTHERN INC.
                (Exact name of registrant as specified in its charter)

            2650 Lou Menk Drive, Second Floor, Fort Worth, Texas 76131-2830
                                    (817) 333-2000
                 (Address, including zip code, and telephone number,
           including area code, of registrant's principal executive offices)

                        $150,000,000 7-1/2% Debentures due 2023
                        $200,000,000 8-3/4% Debentures due 2002
                            $150,000,000 7% Notes due 2002
                           $150,000,000 7.40% Notes due 1999
               (Title of each class of securities covered by this Form)

                                         None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i) [ ]           Rule 12h-3(b)(1)(ii)[ ]
             Rule 12g-4(a)(1)(ii)[ ]           Rule 12h-3(b)(2)(i) [ ]
             Rule 12g-4(a)(2)(i) [ ]           Rule 12h-3(b)(2)(ii)[ ]
             Rule 12g-4(a)(2)(ii)[ ]           Rule 15d-6          [x]
             Rule 12h-3(b)(1)(i) [ ]

       Approximate number of holders of record as of the certification of notice date: N/A

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       Pursuant to the requirements of the Securities Exchange Act of 1934,
Santa Fe Pacific Corporation, which recently merged with Burlington Northern Inc., has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

                                               SANTA FE PACIFIC CORPORATION, as
                                               successor issuer


Date:  December 30, 1996                       By:   /s/ Jeffrey R. Moreland
                                                     Jeffrey R. Moreland
                                                     Senior Vice President -
                                                       Law and General Counsel